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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              COVALENT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   222815 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 1, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:    222815 10 2
________________________________________________________________________________
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      RICHARD D. PROPPER

________________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [ ]
                                                                  (b) [ ]

________________________________________________________________________________
3.    SEC USE ONLY



________________________________________________________________________________
4.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                               1,060,743

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                                     0

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                          1,060,743

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                                0

    WITH
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,060,743



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________________________________________________________________________________
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS): _______


________________________________________________________________________________
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.1%



________________________________________________________________________________
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN



Explanatory Note: As contemplated by SEC Release 34-39538, this report on
Schedule 13G is being filed by a reporting person who qualifies as a "passive investor" under Rule 13d-1(c). The reporting person's last filing with respect to this issuer was on Schedule 13D. Since the reporting person's last filing on
Schedule 13D, there have been no changes in beneficial ownership that would have required an amendment to Schedule 13D.

Item 1.

      (a)   Name of Issuer: Covalent Group, Inc.

      (b) Address of Issuer's Principal Executive Offices: One Glenhandie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, Pennsylvania 19087

Item 2.

      (a)   Name of Person Filing: Richard D. Propper

      (b)   Address of Principal Business Office or, if none, Residence:
            777 South Highway 101, Solana Beach, CA 92075

      (c)   Citizenship: United States

      (d) Title of Class of Securities: Common Stock, $0.001 par value per share

      (e)   CUSIP Number: 222815 10 2

Item 3.

      If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ]  Broker or dealer registered under section 15 of the Act (15
                 U.S.C. 78o).

      (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act (15
                 U.S.C. 78c).

      (d)   [ ]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C 80a-8).


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      (e)   [ ]  An investment adviser in accordance with
                 ss.240.13d-1(b)(1)(ii)(E);

      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

      (g)   [ ]  A parent holding company or control person in accordance with
                 ss. 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,060,743

      (b)   Percent of class: 8.1%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 1,060,743

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  1,060,743

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group


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Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this tatement is true, complete and correct.

                                                            March 10, 2004
                                                      --------------------------
                                                                Date


                                                       /s/ Richard D. Propper
                                                      --------------------------
                                                               Signature


                                                          Richard D. Propper
                                                      --------------------------
                                                               Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
           (See 18 U.S.C. 1001)